

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Patrick E. Beans
Vice President, Treasurer,
Chief Financial Officer and Secretary
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

     Re: National Research Corporation
           Form 10-K
           Filed March 31, 2010
           File No. 000-29466

Dear Mr. Beans:

     We have completed our review of your filing and do not have any further comments at this time.

                 Sincerely,

                 Jeffrey Riedler
                 Assistant Director